      REPORTS

Exhibit 99.2

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control‑Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2017, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, has been audited by KPMG LLP, the Independent Registered Public Accounting Firm, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2017.

/s/ Ian C. Dundas	/s/ Jodine J. Jenson Labrie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Calgary, Alberta

February 23, 2018

38              ENERPLUS 2017 FINANCIAL SUMMARY

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enerplus Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Enerplus Corporation’s (the “Entity”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Entity maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Entity, which comprise the consolidated balance sheet as at  December 31, 2017, the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the consolidated financial statements) and our report dated February 23, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

The Entity’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Entity’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

ENERPLUS 2017 FINANCIAL SUMMARY              39

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants
Calgary, Canada
February 23, 2018

40               ENERPLUS 2017 FINANCIAL SUMMARY

Management’s Responsibility for Financial Statements

In management’s opinion, the accompanying consolidated financial statements of Enerplus Corporation have been prepared within reasonable limits of materiality and in accordance with accounting principles generally accepted in the United States of America. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 22, 2018. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by KPMG LLP, Independent Registered Public Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Report of Independent Registered Public Accounting Firm outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Public Accounting Firm and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

/s/ Ian C. Dundas	/s/ Jodine J. Jenson Labrie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Calgary, Alberta

February 23, 2018

ENERPLUS 2017 FINANCIAL SUMMARY              41

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Enerplus Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Enerplus Corporation (the “Entity”), which comprise the consolidated balance sheet as at December 31, 2017, the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2017, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Entity’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Entity’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

42               ENERPLUS 2017 FINANCIAL SUMMARY

Comparative Information

The consolidated financial statements of the Entity as at December 31, 2016 and for the years ended December 31, 2016 and 2015, excluding the impact of adoption of ASU 2016-18 as described in Note 2(o) to the consolidated financial statements, were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on February 24, 2017.

As part of our audit of the consolidated financial statements as at and for the year ended December 31, 2017, we audited the adoption of ASU 2016-18 as described in Note 2(o) to the consolidated financial statements that was applied to amend the comparative information presented for the year ended December 31, 2016. In our opinion, the adoption of ASU 2016-18 has been properly applied.

We were not engaged to audit, review, or apply any procedures to the consolidated financial statements of the Entity as at December 31, 2016 and for the years ended December 31, 2016 and 2015, other than with respect to the amendment described in Note 2(o) to the consolidated financial statements. Accordingly, we do not express an opinion or any other form of assurance on those financial statements taken as a whole.

/s/ KPMG LLP

Chartered Professional Accountants

This is our first year of service as the Entity’s auditor.

Calgary, Canada

February 23, 2018

ENERPLUS 2017 FINANCIAL SUMMARY              43

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Enerplus Corporation

We have audited, before the effects of the adjustments to retrospectively apply ASU 2016-18 adopted in 2017 as discussed in Note 2(o)(i) to the consolidated financial statements, the accompanying consolidated financial statements of Enerplus Corporation and subsidiaries (the “Company”), which comprise the consolidated balance sheet as at December 31, 2016 and the consolidated statements of income/(loss) and comprehensive income/(loss), consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2016, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, such consolidated financial statements, before the effects of the adjustments to retrospectively apply ASU 2016-18 adopted in 2017 as discussed in Note 2(o)(i) to the consolidated financial statements, present fairly, in all material respects, the financial position of Enerplus Corporation and subsidiaries as at December 31, 2016 and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively adopt ASU 2016-18 as discussed in Note 2(o)(i) to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte LLP

Chartered Professional Accountants

February 24, 2017

44               ENERPLUS 2017 FINANCIAL SUMMARY

      STATEMENTS

Consolidated Balance Sheets

(CDN$ thousands)	Note	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents		$346,548	$1,257
Restricted cash	2(f)	—	392,048
Accounts receivable	3	130,576	115,368
Derivative financial assets	14(b)	3,852	—
Other current assets		5,902	6,721
		486,878	515,394
Property, plant and equipment:
Oil and natural gas properties (full cost method)	4	889,967	726,452
Other capital assets, net	4	10,064	11,978
Property, plant and equipment		900,031	738,430
Goodwill	5(b)	638,878	651,663
Deferred income tax asset	12	569,937	733,363
Income tax receivable	12	50,108	—
Total Assets		$2,645,832	$2,638,850

Liabilities
Current liabilities
Accounts payable	6	$213,978	$184,534
Dividends payable		2,421	2,405
Current portion of long-term debt	7	27,656	29,539
Derivative financial liabilities	14(b)	28,642	28,615
		272,697	245,093
Derivative financial liabilities	14(b)	9,907	12,266
Long-term debt	7	644,723	739,286
Asset retirement obligation	8	117,736	181,700
		772,366	933,252
Total Liabilities		1,045,063	1,178,345

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value
Issued and outstanding: December 31, 2017 - 242 million shares
December 31, 2016 - 240 million shares	13(a)	3,386,946	3,365,962
Paid-in capital		75,375	73,783
Accumulated deficit		(2,124,676)	(2,332,641)
Accumulated other comprehensive income		263,124	353,401
		1,600,769	1,460,505
Total Liabilities & Shareholders' Equity		$2,645,832	$2,638,850

Commitments and Contingencies	15

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Approved on behalf of the Board of Directors:

/s/ Elliott Pew	/s/ Robert B. Hodgins
Director	Director

ENERPLUS 2017 FINANCIAL SUMMARY              45

Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

For the year ended December 31 (CDN$ thousands)	Note	2017	2016	2015
Revenues
Oil and natural gas sales, net of royalties	9	$920,693	$722,732	$884,392
Commodity derivative instruments gain/(loss)	14(b)	14,310	(29,397)	142,724
		935,003	693,335	1,027,116
Expenses
Operating		197,101	247,917	340,483
Transportation		111,265	107,147	114,691
Production taxes		54,318	37,417	50,899
General and administrative	10	74,301	86,319	103,870
Depletion, depreciation and accretion		250,774	328,964	508,179
Asset impairment	5	—	301,171	1,352,428
Interest		38,714	45,443	66,456
Foreign exchange (gain)/loss	11	(30,150)	(40,526)	173,933
Gain on divestment of assets	4	(78,400)	(559,235)	—
Gain on prepayment of senior notes	7	—	(19,270)	—
Other expense /(income)		(1,906)	(2,230)	7,055
		616,017	533,117	2,717,994
Income/(Loss) Before Taxes		318,986	160,218	(1,690,878)
Current income tax expense/(recovery)	12	(47,957)	(2,351)	(16,887)
Deferred income tax expense/(recovery)	12	129,945	(234,847)	(150,588)
Net Income/(Loss)		$236,998	$397,416	$(1,523,403)

Other Comprehensive Income/(Loss)
Change in cumulative translation adjustment		(90,277)	(49,271)	307,194
Other Comprehensive Income/(Loss)		(90,277)	(49,271)	307,194
Total Comprehensive Income/(Loss)		$146,721	$348,145	$(1,216,209)

Net Income/(Loss) per Share
Basic	13(c)	$0.98	$1.75	$(7.39)
Diluted	13(c)	$0.96	$1.72	$(7.39)

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

46               ENERPLUS 2017 FINANCIAL SUMMARY

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended December 31 (CDN$ thousands)	2017	2016	2015
Share Capital
Balance, beginning of year	$3,365,962	$3,133,524	$3,120,002
Public offering (net of issue costs)	—	223,031	—
Share-based compensation – settled	20,984	9,407	10,050
Stock Option Plan – cash	—	—	3,205
Stock Option Plan – exercised	—	—	267
Balance, end of year	$3,386,946	$3,365,962	$3,133,524

Paid-in Capital
Balance, beginning of year	$73,783	$56,176	$46,906
Share-based compensation – settled	(20,984)	(9,407)	(10,050)
Share-based compensation – non-cash	22,576	27,014	19,587
Stock Option Plan – exercised	—	—	(267)
Balance, end of year	$75,375	$73,783	$56,176

Accumulated Deficit
Balance, beginning of year	$(2,332,641)	$(2,694,618)	$(1,039,260)
Net income/(loss)	236,998	397,416	(1,523,403)
Dividends declared	(29,033)	(35,439)	(131,955)
Balance, end of year	$(2,124,676)	$(2,332,641)	$(2,694,618)

Accumulated Other Comprehensive Income
Balance, beginning of year	$353,401	$402,672	$95,478
Change in cumulative translation adjustment	(90,277)	(49,271)	307,194
Balance, end of year	$263,124	$353,401	$402,672
Total Shareholders’ Equity	$1,600,769	$1,460,505	$897,754

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2017 FINANCIAL SUMMARY              47

Consolidated Statements of Cash Flows

For the year ended December 31 (CDN$ thousands)	Note	2017	2016	2015
Operating Activities
Net income/(loss)		$236,998	$397,416	$(1,523,403)
Non-cash items add/(deduct):
Depletion, depreciation and accretion		250,774	328,964	508,179
Asset impairment	5(a)	—	301,171	1,352,428
Changes in fair value of derivative instruments	14(b)	(6,184)	105,026	169,336
Deferred income tax expense/(recovery)	12	129,945	(234,847)	(150,588)
Foreign exchange (gain)/loss on debt and working capital	11	(42,623)	(40,634)	160,791
Share-based compensation	13(b)	22,576	27,014	19,587
Translation of U.S. dollar cash held in Canada	11	10,978	—	—
Gain on the divestment of assets	4	(78,400)	(559,235)	—
Gain on prepayment of senior notes	7	—	(19,270)	—
Derivative settlement of foreign exchange swaps	14(c)	—	—	(43,229)
Asset retirement obligation expenditures	8	(12,907)	(8,390)	(14,935)
Changes in non-cash operating working capital	17(a)	(35,032)	15,075	(12,830)
Cash flow from operating activities		476,125	312,290	465,336

Financing Activities
Proceeds from the issuance of shares (net of issue costs)	13(a)	—	220,410	3,205
Dividends	13(a),17(b)	(29,017)	(39,230)	(144,275)
Bank credit facility	7	(23,272)	(55,999)	6,626
Senior notes	7	(29,084)	(335,400)	(103,198)
Derivative settlement on senior notes	14(c)	—	—	43,229
Cash flow from/(used in) financing activities		(81,373)	(210,219)	(194,413)

Investing Activities
Capital and office expenditures	17(b)	(459,152)	(260,083)	(545,461)
Property and land acquisitions	4	(13,276)	(126,126)	(9,552)
Property divestments	4	56,196	670,364	286,614
Cash flow from/(used in) investing activities		(416,232)	284,155	(268,399)
Effect of exchange rate changes on cash and cash equivalents		(25,277)	(419)	2,938
Change in cash and cash equivalents		(46,757)	385,807	5,462
Cash and cash equivalents, beginning of year		393,305	7,498	2,036
Cash and cash equivalents, end of year		$346,548	$393,305	$7,498

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

48               ENERPLUS 2017 FINANCIAL SUMMARY

      NOTES

Notes to Consolidated Financial Statements

1) REPORTING ENTITY

These annual audited Consolidated Financial Statements (“Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (the “Company” or “Enerplus”) including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ head office is located in Calgary, Alberta, Canada.

2) SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies are presented to assist the reader in evaluating these Consolidated Financial Statements and, together with the following notes, are an integral part of the Consolidated Financial Statements.

a) Basis of Preparation

Enerplus’ Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior period amounts have been restated to conform with current period presentation.

i. Reporting Currency

These Consolidated Financial Statements are presented in Canadian dollars, which is Enerplus’ reporting currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand unless otherwise indicated.

ii. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Actual results could differ from these estimates, and changes in estimates are recorded when known. Significant estimates made by management include: oil and natural gas reserves and related present value of future cash flows, depreciation, depletion and accretion (“DD&A”), impairment, asset retirement obligations, income taxes, income tax asset values, impairment assessments of goodwill and the fair value of derivative instruments. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

iii. Basis of Consolidation

These Consolidated Financial Statements include the accounts of Enerplus and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation. Interests in jointly controlled oil and natural gas assets are accounted for following the concept of undivided interest, whereby Enerplus’ proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

The acquisition method of accounting is used to account for acquisitions of companies that meet the definition of a business under U.S. GAAP. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

b) Revenue

Revenue associated with the sale of oil and natural gas is recognized when title passes from the Company to its customers if collectability is reasonably certain and the sales price is determinable. Revenue is measured at the fair value of the consideration received or receivable based on price, volumes delivered and contractual delivery points, and presented net of sales and other similar taxes.

ENERPLUS 2017 FINANCIAL SUMMARY              49

c) Transportation

Enerplus generally sells oil and natural gas under two types of agreements which are common in our industry.  Both types of agreements include a transportation charge.  One is a net-back arrangement, under which the Company sells crude oil or natural gas at the wellhead and collects a price, net of the transportation incurred by the purchaser.  In this case, sales are recorded at the price received from the purchaser, net of transportation costs.

Under the other arrangement, Enerplus sells crude oil or natural gas at a specific delivery point, pays transportation to a third party and receives proceeds from the purchaser with no transportation deduction.  In this case, transportation costs are recorded as transportation expense on the Consolidated Statements of Income/(Loss).  Due to these two distinct selling arrangements, Enerplus’ computed realized prices, before the impact of derivative instruments, include revenues which are reported under two separate bases.

d) Oil and Natural Gas Properties

Enerplus uses the full cost method of accounting for its oil and natural gas properties. Under this method, all acquisition, exploration and development costs incurred in finding oil and natural gas reserves are capitalized, including general and administrative costs directly attributable to these activities. These costs are recorded on a country‑by‑country cost centre basis as oil and natural gas properties subject to depletion (“full cost pool”). Costs associated with production and general corporate activities are expensed as incurred.

The net carrying value of both proved and unproved oil and natural gas properties is depleted using the unit of production method using proved reserves, as determined using a constant price assumption of the simple average of the preceding twelve months’ first-day-of-the-month commodity prices (“SEC prices”). The depletion calculation takes into account estimated future development costs necessary to bring those reserves into production.

Under full cost accounting, a ceiling test is performed on a cost centre basis. Enerplus limits capitalized costs of proved and unproved oil and natural gas properties, net of accumulated depletion and deferred income tax liabilities, to the estimated future net cash flows from proved oil and natural gas reserves discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties (“the ceiling”). The estimated future net cash flows are calculated using the simple average of the preceding twelve months’ first-day-of-the-month commodity prices. If such capitalized costs exceed the ceiling, a write-down equal to that excess is recorded as a non-cash charge to net income. A write-down is not reversed in future periods even if higher oil and natural gas prices subsequently increase the ceiling.

Under full cost accounting rules, divestitures of oil and gas properties are generally accounted for as adjustments to capitalized costs, with no recognition of a gain or loss.  However, if not recognizing a gain or loss on the transaction would have otherwise significantly altered the relationship between a cost centre’s capitalized costs and proved reserves, then a gain or loss must be recognized.

e) Other Capital Assets

Other capital assets are recorded at historical cost, net of depreciation, and include furniture, fixtures, leasehold improvements and computer equipment. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset. The cost of repairs and maintenance is expensed as incurred.

f) Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash and highly liquid investments with original maturities of less than 90 days.

Restricted cash on the Consolidated Balance Sheets as of December 31, 2016 consists of proceeds from the sale of our non-operated North Dakota properties. The funds were deposited with a qualified intermediary and restricted for application towards future acquisitions to facilitate a potential like-kind exchange transaction for U.S. federal income tax purposes. The funds were withdrawn from escrow on June 29, 2017.

Restricted cash is included in cash and cash equivalents in the Consolidated Statement of Cash Flows.

g) Goodwill

Enerplus recognizes goodwill relating to business acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. The portion of goodwill that relates to U.S. operations fluctuates due to changes in foreign exchange rates. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

50               ENERPLUS 2017 FINANCIAL SUMMARY

The change in goodwill in 2017 and 2016 related to the impact of foreign exchange movements on U.S. dollar denominated goodwill balances.

Impairment testing is performed on an annual basis or more frequently if events or changes in circumstances indicate that goodwill may be impaired.  Enerplus performs a qualitative assessment by evaluating potential indicators of impairment, and if it is more likely than not that the fair value of the reporting unit is less than its carrying value, quantitative impairment tests are performed.  If the carrying value of the reporting unit exceeds its fair value, goodwill is written down to its implied fair value with an offsetting charge to earnings in the Consolidated Statements of Income/(Loss). For the purposes of goodwill impairment testing, Enerplus has two reporting units.

h) Asset Retirement Obligations

Enerplus’ oil and natural gas operating activities give rise to dismantling, decommissioning and site remediation activities. Enerplus recognizes a liability for the estimated present value of the future asset retirement obligation liability at each balance sheet date. Upon recognition, the liability is recorded at its estimated fair value. The associated asset retirement cost is capitalized and amortized over the same period as the underlying asset. Changes in the estimated liability and related asset retirement cost can arise as a result of revisions in the estimated amount or timing of cash flows.

Depletion of asset retirement costs and increases in asset retirement obligations resulting from the passage of time are recorded to depreciation, depletion and accretion and charged against net income in the Consolidated Statements of Income/(Loss).

i) Income Tax

Enerplus uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recorded on the temporary differences between the accounting and income tax basis of assets and liabilities, using the enacted tax rates expected to apply when the temporary differences are expected to reverse. Deferred tax assets are reviewed each period and a valuation allowance is provided if, after considering available evidence, it is more likely than not that a deferred tax asset will not be realized. Enerplus considers both positive and negative evidence including historic and expected future taxable income, reversing existing temporary differences and tax basis carry forward periods in making this assessment. A valuation allowance is removed in any period where available evidence indicates all or a portion of the valuation allowance is no longer required.  The financial statement effect of an uncertain tax position is recognized when it is more likely than not, based on technical merits, that the position will be sustained upon examination by a taxation authority. Penalties and interest related to income tax are recognized in income tax expense.

j) Financial Instruments

i. Fair Value Measurements

Financial instruments are initially recorded at fair value, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For financial instruments carried at fair value, and when disclosing the fair value of financial instruments on certain non-financial items, inputs used in determining the fair value are characterized according to the following fair value hierarchy:

•   Level 1  –  Inputs represent quoted market prices in active markets for identical assets or liabilities.

•   Level 2  –  Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

•   Level 3  – Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

Subsequent measurement is based on classification of the financial instrument into one of the following five categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables or other financial liabilities.

ii. Non-derivative financial instruments

The carrying amount of cash, restricted cash, accounts receivable, income tax receivable, accounts payable, dividends payable and bank credit facilities reported on the Consolidated Balance Sheets approximates fair value. The fair value of the senior notes are considered a level 2 fair value measurement. The fair value of debt has been disclosed in Note 14.

iii. Derivative financial instruments

Enerplus enters into financial derivative contracts in order to manage its exposure to market risks from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Enerplus has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers most

ENERPLUS 2017 FINANCIAL SUMMARY              51

of these contracts to be economic hedges. As a result, all financial derivative contracts are classified as held-for-trading and are recorded at fair value based on a Level 2 designation, with changes in fair value recorded in net income.  The fair values of these derivative instruments are generally based on an estimate of the amounts that would be paid or received to settle these instruments at the balance sheet date. Enerplus’ accounting policy is to not offset the fair values of its financial derivative assets and liabilities.

Realized gains and losses from commodity price risk management activities are recognized in income when the contract is settled. Unrealized gains and losses on commodity price risk management activities are recognized in income based on the changes in fair value of the contracts at the end of the respective reporting period.

Enerplus’ crude oil, natural gas and natural gas liquids physical delivery purchase and sales contracts qualify as normal purchases and sales as they are entered into and held for the purpose of receipt or delivery of products in accordance with the Company’s expected purchase, sale or usage requirements.  As such, these contracts are not considered derivative financial instruments. Settlements on these physical contracts are recognized in net income over the term of the contracts as they occur.

k) Foreign Currency

i. Foreign currency transactions

Transactions denominated in foreign currencies are translated to Canadian dollars using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars using the rate of exchange in effect at the balance sheet date whereas non-monetary assets and liabilities are translated at the historical rate of exchange in effect on the date of the transaction. Foreign currency differences arising on translation are recognized in net income in the period in which they arise.

ii. Foreign operations

Assets and liabilities of Enerplus’ U.S. operations, which has a U.S. dollar functional currency, are translated into Canadian dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in the cumulative translation adjustment which is recorded in accumulated other comprehensive income.

l) Share-Based Compensation

Enerplus’ share-based compensation plans include its equity-settled Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) plans. The Company is authorized to issue up to 5% of outstanding common shares from treasury in relation to these  plans. Enerplus’ Stock Option Plan was suspended in 2014 and is now closed. Enerplus also has certain cash-settled plans, including its Deferred Share Unit (“DSU”) plans and previous cash-settled RSU and PSU plans. The final cash-settled PSU and RSU grants were paid in 2015 and 2016, respectively.

i. RSU, PSU, and DSU plans

Under Enerplus’ RSU plan, employees receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and vests one-third each year for three years. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

Under Enerplus’ PSU plan, executives and management receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and they vest at the end of three years. The value upon vesting is based on value of the underlying shares plus notional accrued dividends along with a multiplier that ranges from 0 to 2 depending on Enerplus’ performance compared to the TSX oil and gas index over the vesting period.

Under Enerplus’ DSU plan, directors receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded is based on the annual retainer value and they vest upon the director leaving the Board. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period. All DSU grants are settled in cash.

Enerplus recognizes non-cash share-based compensation expense over the vesting period of the equity-settled long-term incentive plans, net of forfeitures, based on the estimated grant date fair value of the respective awards.  Share-based compensation charges are recorded on the Consolidated Statements of Income/(Loss) with an offset to paid-in capital.  Each period, management performs an estimate of the PSU plan multiplier. Any differences that arise between the actual multiplier on plan settlement and management’s estimate is recorded to share-based compensation.  On settlement of these plans, amounts previously recorded to paid-in capital are reclassified to share capital.

52               ENERPLUS 2017 FINANCIAL SUMMARY

Enerplus recognizes a liability in respect of its cash-settled long-term incentive plans based on their estimated fair value. The liability is re-measured at each reporting date and at settlement date with any changes in the fair value recorded as share-based compensation, included in general and administrative expense.

ii. Stock options

Enerplus’ Stock Option Plan was suspended in 2014 and is now closed. All options outstanding under the plan are fully vested and the expense has been fully recognized. Under the plan, employees were granted options to purchase common shares of the Company at an exercise price equal to the market value of the common shares on the date the options are granted. Options granted were exercisable in thirds over the three year vesting schedule and expire seven years after the date the options are granted. Enerplus used the Black-Scholes option pricing model to calculate the grant date fair value of stock options granted under the Company’s Stock Option Plan. This amount was charged to earnings as share-based compensation over the vesting period of the options, with a corresponding increase in paid-in capital. When options are exercised, the proceeds, together with the amount recorded in paid-in capital, are recorded to share capital.

m) Net Income Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

For the diluted net income per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on net income. The weighted average number of diluted shares is calculated in accordance with the treasury stock method which assumes that the proceeds received from the exercise of all stock options and outstanding RSU’s and PSU’s would be used to repurchase common shares at the average market price.

n) Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated. Contingencies are adjusted as additional information becomes available or circumstances change.

o) Accounting Changes and Recent Pronouncements Issued

i. Recently adopted accounting standards

Effective in 2017, Enerplus adopted the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”):

•	ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash
•	ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting

The adoption of ASU 2016-09 did not have a material impact on Enerplus’ Consolidated Financial Statements. As a result of the adoption of ASU 2016-18, restricted cash of $392.0 million at December 31, 2016 has been included in cash and cash equivalents on the Consolidated Statements of Cash Flows,  with a corresponding increase to change in cash and cash equivalents. Prior to adoption, changes in restricted cash were included in investing activities. Enerplus’ 2016 Consolidated Statement of Cash Flows was restated as required to reflect this change in presentation.

ii. Future accounting changes

In future accounting periods, the Company will adopt the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”):

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires entities to recognize revenue on the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The new standard also will require expanded disclosures regarding the nature, amount, timing and certainty of revenue and cash flows from contracts with customers.  The FASB further issued several ASUs in 2016 which provide clarification on implementation of the amended standard, technical corrections, improvements and practical expedients that can be applied under certain circumstances. The guidance in Topic 606, as amended, will be effective for annual periods beginning on or after December 15, 2017, and will be adopted by Enerplus on January 1, 2018 using the modified retrospective method. Enerplus has completed its review of sales contracts with customers and has not identified any material impact to the Consolidated Financial Statements other than enhanced disclosures. The Company continues to address any process changes necessary to compile the information to meet the additional note disclosure requirements of the new standard, including the review of new sales contracts entered into after the date of adoption.

ENERPLUS 2017 FINANCIAL SUMMARY              53

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU introduced a lessee accounting model that requires lessees to recognize a right-of-use asset and related lease liability on the balance sheet for all leases, including operating leases. The standard does not apply to oil and gas exploration rights, intangible assets or inventory. The new standard also expands disclosures related to the amount, timing and uncertainty of cash flows arising from leases. The standard will be applied using a modified retrospective approach and provides for certain practical expedients at the date of adoption. The ASU is effective January 1, 2019. Enerplus does not expect to early adopt the standard. The Company is currently reviewing existing contracts to determine the impact to the Consolidated Financial Statements of adopting the new standard. The Company is also addressing system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the new standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than a direct write down of the amortized cost basis. The new guidance is effective January 1, 2020, and will be applied using a modified retrospective approach. Enerplus does not expect to early adopt the standard and continues to assess the impact to the Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350). This standard eliminates Step 2 of the goodwill impairment test, and requires a goodwill impairment charge for the amount that the carrying amount of the reporting unit exceeds the reporting unit’s fair value. The updated guidance is effective January 1, 2020, and will be applied prospectively. Enerplus does not expect to early adopt the standard. The amended standard may affect goodwill impairment tests past the adoption date, the impact of which is not known.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815), making more hedging strategies eligible for hedge accounting. The new guidance is effective January 1, 2019, and will be applied prospectively. Hedge accounting continues to be an elective accounting policy choice. Enerplus does not currently apply hedge accounting. Enerplus is currently assessing the impact ASU 2017-12 would have on the Consolidated Financial Statements should it elect to apply hedge accounting.

3) ACCOUNTS RECEIVABLE

($ thousands)	December 31, 2017	December 31, 2016
Accrued revenue	$102,051	$83,774
Accounts receivable - trade	30,787	33,305
Current income tax receivable	1,190	1,564
Allowance for doubtful accounts	(3,452)	(3,275)
Total accounts receivable, net of allowance for doubtful accounts	$130,576	$115,368

4) PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
As at December 31, 2017		Depreciation,
($ thousands)	Cost	and Impairment	Net Book Value
Oil and natural gas properties	$13,622,266	$(12,732,299)	$889,967
Other capital assets	107,582	(97,518)	10,064
Total PP&E	$13,729,848	$(12,829,817)	$900,031

54               ENERPLUS 2017 FINANCIAL SUMMARY

		Accumulated Depletion,
As at December 31, 2016		Depreciation,
($ thousands)	Cost	and Impairment	Net Book Value
Oil and natural gas properties	$13,567,390	$(12,840,938)	$726,452
Other capital assets	106,070	(94,092)	11,978
Total PP&E	$13,673,460	$(12,935,030)	$738,430

Acquisitions:

For the years ended December 31, 2017 and 2016, Enerplus acquired property and land totaling $13.3 million, and $126.1 million, respectively.  For the year ended December 31, 2016, acquisitions included the purchase of assets in Ante Creek in NW Alberta for $110.3 million.

Divestments:

For the years ended December 31, 2017 and 2016, Enerplus disposed of properties for proceeds of $56.2 million and $670.4 million, respectively. Certain asset divestments may result in gains if the divestments cause a significant alteration in the relationship between the cost centre’s capitalized costs and proved reserves. During 2017 and 2016, Enerplus recognized gains on asset divestments of $78.4 million and $559.2 million, respectively.

5) IMPAIRMENT

a) Impairment of PP&E

($ thousands)	2017	2016	2015
Oil and natural gas properties:
Canada cost centre	$—	$89,359	$286,700
U.S. cost centre	—	211,812	1,065,728
Total impairment expense	$—	$301,171	$1,352,428

There was no impairment recorded for the year ended December 31, 2017. The impairments for the years ended December 31, 2016 and 2015 were due to lower 12-month average trailing crude oil and natural gas prices.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus’ ceiling test as at December 31, 2017, 2016 and 2015:

					AECO Natural
	WTI Crude Oil	Exchange Rate	Edm Light Crude	U.S. Henry Hub Gas	Gas Spot
Period	US$/bbl	US$/CDN	CDN$/bbl	US$/Mcf	CDN$/Mcf
2017	$51.34	1.30	$63.57	$2.98	$2.32
2016	42.75	1.32	$52.26	$2.49	$2.17
2015	50.28	1.27	59.38	2.58	2.69

b) Goodwill Impairment

Goodwill impairment testing is performed annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired.  Enerplus’ annual goodwill impairment assessment as at December 31, 2017 and December 31, 2016 indicated no impairment.

There were no additions or impairments to goodwill for the year ended December 31, 2017 or the comparative years.

6) ACCOUNTS PAYABLE

($ thousands)	December 31, 2017	December 31, 2016
Accrued payables	$96,743	$104,816
Accounts payable - trade	117,235	79,718
Total accounts payable	$213,978	$184,534

ENERPLUS 2017 FINANCIAL SUMMARY              55

7) DEBT

($ thousands)	December 31, 2017	December 31, 2016
Current:
Senior notes	$27,656	$29,539
	27,656	29,539
Long-term:
Bank credit facility	$—	$23,226
Senior notes	644,723	716,060
	644,723	739,286
Total debt	$672,379	$768,825

Bank Credit Facility

Enerplus has a senior unsecured, covenant‑based, $800 million bank credit facility that matures on October 31, 2020. Drawn fees range between 150 and 315 basis points over bankers’ acceptance rates. Standby fees on the undrawn portion of the facility are based on 20% of the drawn pricing. The Company has the ability to request an extension of the facility or repay the entire balance at the end of the term. At December 31, 2017 Enerplus was fully undrawn on the facility (December 31, 2016 - $23.2 million drawn). During 2017, a fee of $0.5 million (2016 - $0.7 million, 2015 - $0.3 million) was paid to extend the facility.

Senior Notes

During 2017, Enerplus made a principal repayment of US$22 million on its 2009 senior notes. During 2016, Enerplus repurchased US$267 million in outstanding senior notes at a discount, resulting in gains of $19.3 million.

The terms and rates of the Company’s outstanding senior notes are detailed below:

				Original	Remaining	CDN$ Carrying
			Coupon	Principal	Principal	Value
Issue Date	Interest Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$131,996
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	25,142
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	374,616
June 18, 2009	June 18 and Dec 18	4 equal annual installments beginning June 18, 2018 - 2021	7.97%	US$225,000	US$88,000	110,625
				Total carrying value		$672,379

8) ASSET RETIREMENT OBLIGATION

($ thousands)	December 31, 2017	December 31, 2016
Balance, beginning of year	$181,700	$206,359
Change in estimates	13,064	5,496
Property acquisition and development activity	1,322	3,003
Divestments	(72,306)	(35,635)
Settlements	(12,907)	(8,390)
Accretion expense	6,863	10,867
Balance, end of year	$117,736	$181,700

Enerplus has estimated the present value of its asset retirement obligation to be $117.7 million at December 31, 2017 based on a total undiscounted liability of $318.8 million (December 31, 2016 - $181.7 million and $452.1 million, respectively). The asset retirement obligation was calculated using a weighted credit-adjusted risk‑free rate of 5.73% and inflation rate of 1.8% (December 31, 2016 – 5.86% and 1.7%, respectively).  The majority of Enerplus’ asset retirement obligation expenditures are expected to be incurred between 2025 and 2055.

56               ENERPLUS 2017 FINANCIAL SUMMARY

9) OIL AND NATURAL GAS SALES

($ thousands)	2017	2016	2015
Oil and natural gas sales	$1,141,770	$882,126	$1,052,382
Royalties(1)	(221,077)	(159,394)	(167,990)
Oil and natural gas sales, net of royalties	$920,693	$722,732	$884,392

(1)Royalties above do not include production taxes which are reported separately on the Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	2017	2016	2015
General and administrative expense	$50,544	$59,773	$81,312
Share-based compensation expense(1)	23,757	26,546	22,558
General and administrative expense	$74,301	$86,319	$103,870

(1)	Includes cash and non-cash share-based compensation.

11) FOREIGN EXCHANGE

($ thousands)	2017	2016	2015
Realized:
Foreign exchange (gain)/loss	$1,495	$108	$(8,705)
Translation of U.S. dollar cash held in Canada	10,978	—	—
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	(42,623)	(40,634)	160,791
Foreign exchange swap (gain)/loss	—	—	21,847
Foreign exchange (gain)/loss	$(30,150)	$(40,526)	$173,933

12) INCOME TAXES

Enerplus’ provision for income tax is as follows:

($ thousands)	2017	2016	2015
Current tax expense/(recovery)
Canada	$(407)	$(661)	$(795)
United States	(47,550)	(1,690)	(16,092)
Current tax expense/(recovery)	(47,957)	(2,351)	(16,887)
Deferred tax expense/(recovery)
Canada	$(17,127)	$(23,714)	$(52,603)
United States	147,072	(211,133)	(97,985)
Deferred tax expense/(recovery)	129,945	(234,847)	(150,588)
Income tax expense/(recovery)	$81,988	$(237,198)	$(167,475)

The following provides a reconciliation of income taxes calculated at the Canadian statutory rate to the actual income taxes:

($ thousands)	2017	2016	2015
Income/(loss) before taxes
Canada	$146,953	$121,257	$(500,113)
United States	172,033	38,961	(1,190,765)
Total income/(loss) before taxes	318,986	160,218	(1,690,878)
Canadian statutory rate	27.00%	27.00%	27.00%
Expected income tax expense/(recovery)	$86,126	$43,259	$(456,537)
Impact on taxes resulting from:
Change in valuation allowance	$(162,992)	$(266,896)	$443,655
Foreign and statutory rate differences	157,320	(12,826)	(179,809)
Non-taxable capital (gains)/losses	(6,337)	(6,478)	23,450
Share-based compensation	5,067	6,611	4,395
Other	2,804	(868)	(2,629)
Income tax expense/(recovery)	$81,988	$(237,198)	$(167,475)

ENERPLUS 2017 FINANCIAL SUMMARY              57

Deferred income tax asset consists of the following temporary differences:

As at December 31 ($ thousands)	2017	2016
Deferred income tax assets
Property, plant and equipment	$132,879	$257,105
Tax loss carry-forwards and other credits	397,081	571,166
Capital loss carryforwards and other capital items	181,334	187,986
Asset retirement obligation	31,677	50,462
Derivative financial assets and liabilities	8,795	10,515
Other assets	3,046	3,996
Deferred income tax asset before valuation allowance	754,812	1,081,230
Valuation allowance	(184,875)	(347,867)
Deferred income tax asset	$569,937	$733,363

For the year ended December 31, 2017, due to the enactment of the U.S. Tax Cuts and Jobs Act on December 22, 2017, Enerplus recorded $46.2 million in deferred income tax expense resulting from the remeasurement of the U.S. deferred income tax assets for the U.S. federal income tax rate reduction from 35% to 21%, offset by the reversal of the valuation allowance previously recorded on the AMT credit carryovers.

As of December 31, 2017, $50.1 million was reclassified from deferred income tax asset to income tax receivable for the AMT refund expected to be realized in 2018 (December 31, 2016 - nil).

Loss carry-forwards and tax credits available for tax reporting purposes:

As at December 31 ($ thousands)	2017	Expiration Date
Canada
Capital losses	$1,223,000	Indefinite
Non-capital losses	395,000	2028-2037
United States
Net operating losses	$854,000	2030-2037
Alternative minimum tax credits	100,000	Recoverable 2018-2021

Changes in the balance of Enerplus' unrecognized tax benefits are as follows:

($ thousands)	2017	2016	2015
Balance, beginning of year	$13,300	$15,100	$17,000
Increase/(decrease) for tax positions of prior years	—	—	(300)
Settlements	—	(1,800)	(1,600)
Balance, end of year	$13,300	$13,300	$15,100

If recognized, all of Enerplus' unrecognized tax benefits as at December 31, 2017 would affect Enerplus' effective income tax rate. It is not anticipated that the amount of unrecognized tax benefits will significantly change during the next 12 months.

A summary of the taxation years, by jurisdiction, that remain subject to examination by the taxation authorities are as follows:

Jurisdiction	Taxation Years
Canada - Federal & Provincial	2006, 2012-2017
United States - Federal & State	2011-2017

Enerplus and its subsidiaries file income tax returns primarily in Canada and the United States. Matters in dispute with the taxation authorities are ongoing and in various stages of completion.

58               ENERPLUS 2017 FINANCIAL SUMMARY

13) SHAREHOLDERS’ EQUITY

a) Share Capital

	2017		2016		2015
Authorized: unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of year	240,483	$3,365,962	206,539	$3,133,524	205,732	$3,120,002
Issued for cash:
Public offering	—	—	33,350	230,115	—	—
Share issue costs (net of tax of $2,621)	—	—	—	(7,084)	—	—
Stock Option Plan	—	—	—	—	234	3,205
Non-cash:
Share-based compensation - settled	1,646	20,984	594	9,407	573	10,050
Stock Option Plan - exercised	—	—	—	—	—	267
Balance, end of year	242,129	$3,386,946	240,483	$3,365,962	206,539	$3,133,524

The Company is authorized to issue an unlimited number of common shares without par value.

For the year ended December 31, 2017 Enerplus declared dividends of $0.12 per weighted average common share totaling $29.0 million (December 31, 2016 - $0.16 per share and $35.4 million, December 31, 2015 - $0.64 per share and $132.0 million).

 b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	2017	2016	2015
Cash:
Long-term incentive plans expense	$997	$3,114	$874
Non-Cash:
Long-term incentive plans expense	22,576	26,951	18,878
Stock option plan expense	—	63	709
Equity swap (gain)/loss	184	(3,582)	2,097
Share-based compensation expense	$23,757	$26,546	$22,558

i) Long-term Incentive (“LTI”) Plans

The following table summarizes the Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”) and Deferred Share Unit (“DSU”) activity for the twelve months ended December 31, 2017:

For the year ended December 31, 2017	Cash-settled LTI Plans	Equity-settled LTI Plans		Total
(thousands of units)	DSU	PSU	RSU
Balance, beginning of year	306	2,442	2,698	5,446
Granted	62	835	828	1,725
Vested	—	(528)	(1,125)	(1,653)
Forfeited	—	(36)	(292)	(328)
Balance, end of year	368	2,713	2,109	5,190

Cash-settled LTI Plans

For the year ended December 31, 2017, the Company made cash payments of $0.1 million related to its cash-settled plans (2016 - $2.7 million, 2015 - $15.0 million).

As of December 31, 2017, a liability of $4.5 million (December 31, 2016 - $3.9 million) with respect to the DSU plan has been recorded to Accounts Payable on the Consolidated Balance Sheets.

ENERPLUS 2017 FINANCIAL SUMMARY              59

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At December 31, 2017 ($ thousands, except for years)	PSU(1)	RSU	Total
Cumulative recognized share-based compensation expense	$28,053	$12,323	$40,376
Unrecognized share-based compensation expense	12,977	4,905	17,882
Fair value	$41,030	$17,228	$58,258
Weighted-average remaining contractual term (years)	1.7	1.3

(1)Includes estimated performance multipliers.

ii) Stock Option Plan

At December 31, 2017 all stock options are fully vested and all non-cash share-based compensation expense has been fully recognized.

The following table summarizes the stock option plan activity for the year ended December 31, 2017:

	Number of Options	Weighted Average
Year ended December 31, 2017	(thousands)	Exercise Price
Options outstanding, beginning of year	5,900	$18.29
Forfeited	(414)	18.74
Options outstanding and exercisable, end of year	5,486	$18.25

At December 31, 2017, 5,485,525 options were exercisable at a weighted average exercise price of $18.25 with a weighted average remaining contractual term of 1.6 years, giving an aggregate intrinsic value of nil (December 31, 2016 - nil, December 31, 2015 - nil). The intrinsic value of options exercised during the year ended December 31, 2017 was nil (December 31, 2016 - nil, December 31, 2015 - $0.2 million).

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	2017	2016	2015
Net income/(loss)	$236,998	$397,416	$(1,523,403)

Weighted average shares outstanding - Basic	241,929	226,530	206,205
Dilutive impact of share-based compensation(1)	5,945	4,763	—
Weighted average shares outstanding - Diluted	247,874	231,293	206,205
Net income/(loss) per share
Basic	$0.98	$1.75	$(7.39)
Diluted	$0.96	$1.72	$(7.39)

(1)  For the year ended December 31, 2015, the impact of share-based compensation was anti‑dilutive as a conversion to shares would not increase the loss per share.

14) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At December 31, 2017, senior notes had a carrying value of $672.4 million and a fair value of $687.2 million (December 31, 2016 - $745.6 million and $771.0 million, respectively).

There were no transfers between fair value hierarchy levels during the year.

60               ENERPLUS 2017 FINANCIAL SUMMARY

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following tables summarize the change in fair value for the respective years:

				Income
Gain/(Loss) ($ thousands)	December 31, 2017	December 31, 2016	December 31, 2015	Statement Presentation
Equity Swaps	$(184)	$3,582	$(2,097)	G&A expense
Electricity Swaps	639	1,135	(408)	Operating expense
Foreign Exchange Derivatives	—	—	(21,847)	Foreign exchange
Commodity Derivative Instruments:
Oil	(5,445)	(96,238)	(99,790)	Commodity derivative
Gas	11,174	(13,505)	(45,194)	instruments
Total Unrealized Gain/(Loss)	$6,184	$(105,026)	$(169,336)

The following table summarizes the effect of Enerplus’ commodity derivative instruments on the Consolidated Statements of Income/(Loss):

($ thousands)	2017	2016	2015
Change in fair value gain/(loss)	$5,729	$(109,743)	$(144,984)
Net realized cash gain	8,581	80,346	287,708
Commodity derivative instruments gain/(loss)	$14,310	$(29,397)	$142,724

The following table summarizes the fair values at the respective year ends:

	December 31, 2017			December 31, 2016
	Assets	Liabilities		Liabilities
($ thousands)	Current	Current	Long-term	Current	Long-term
Electricity Swaps	$—	$—	$—	$641	$—
Equity Swaps	—	2,119	—	1,044	891
Commodity Derivative Instruments:
Oil	2,142	26,523	9,907	17,466	11,375
Gas	1,710	—	—	9,464	—
Total	$3,852	$28,642	$9,907	$28,615	$12,266

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates and equity prices, credit risk and liquidity risk.

i)Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

ENERPLUS 2017 FINANCIAL SUMMARY              61

The following tables summarize Enerplus’ price risk management positions at February 20, 2018:

Crude Oil Instruments:

Instrument Type(1)	bbls/day	US$/bbl(1)

Jan 1, 2018 – Jan 31, 2018
WTI Swap	5,000	55.38
WTI Purchased Put	13,000	53.04
WTI Sold Call	13,000	61.99
WTI Sold Put	13,000	42.83
WCS Differential Swap (Sale)	1,500	(14.75)

Feb 1, 2018 – Mar 31, 2018
WTI Swap	7,000	58.32
WTI Purchased Put	13,000	53.04
WTI Sold Call	13,000	61.99
WTI Sold Put	13,000	42.83
WCS Differential Swap (Sale)	1,500	(14.75)

Apr 1, 2018 – Jun 30, 2018
WTI Swap	5,000	55.38
WTI Purchased Put	15,000	52.90
WTI Sold Call	15,000	61.73
WTI Sold Put	15,000	42.92
WCS Differential Swap (Sale)	1,500	(14.75)
WCS Differential Swap (Purchase)	1,500	(25.50)

Jul 1, 2018 – Sep 30, 2018
WTI Swap	3,000	53.73
WTI Purchased Put	18,000	52.53
WTI Sold Call	18,000	61.22
WTI Sold Put	18,000	42.71
WCS Differential Swap (Sale)	1,500	(14.75)
WCS Differential Swap (Purchase)	1,500	(25.50)

Oct 1, 2018 – Dec 31, 2018
WTI Swap	3,000	53.73
WTI Purchased Put	20,000	52.48
WTI Sold Call	20,000	61.10
WTI Sold Put	20,000	42.74
WCS Differential Swap (Sale)	1,500	(14.75)
WCS Differential Swap (Purchase)	1,500	(25.50)

Jan 1, 2019 – Mar 31, 2019
WTI Swap	3,000	53.73
WTI Purchased Put	16,000	53.69
WTI Sold Call	16,000	63.44
WTI Sold Put	16,000	44.05

Apr 1, 2019 – Dec 31, 2019
WTI Purchased Put	20,000	53.94
WTI Sold Call	20,000	63.84
WTI Sold Put	20,000	44.09
(1)	Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

62               ENERPLUS 2017 FINANCIAL SUMMARY

Natural Gas Instruments:

Instrument Type(1)	MMcf/day	US$/Mcf

Jan 1, 2018 – Mar 31, 2018
NYMEX Purchased Put	30.0	2.75
NYMEX Sold Call	30.0	3.47

Apr 1, 2018 – Oct 31, 2018
NYMEX Purchased Put	40.0	2.75
NYMEX Sold Call	40.0	3.38

Nov 1, 2018 – Dec 31, 2018
NYMEX Purchased Put	30.0	2.75
NYMEX Sold Call	30.0	3.47
(1)	Transactions with a common term have been aggregated and presented as the weighted average price/Mcf.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, U.S. dollar denominated senior notes, cash deposits and working capital. Additionally, Enerplus’ crude oil sales and a significant portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At December 31, 2017 Enerplus did not have any foreign exchange derivatives outstanding.

During 2015, Enerplus recognized $39.2 million in net foreign exchange losses on the settlement of its foreign exchange collars and forward rate swaps, gains of $39.9 million on the unwind of its foreign exchange swaps on US$175 million of its US$225 million senior notes, and gains of $3.3 million on the settlement of its foreign exchange swap on the final principal repayment of its US$54 million senior notes.

Interest Rate Risk:

At December 31, 2017, all of Enerplus’ debt was based on fixed interest rates, and Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long‑term incentive plans detailed in Note 13. Enerplus has entered into various equity swaps maturing in 2018 and has effectively fixed the future settlement cost on 470,000 shares at a weighted average price of $16.89 per share.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus’ maximum credit exposure at the balance sheet date consists of the carrying amount of its non‑derivative financial assets and the fair value of its derivative financial assets. At December 31, 2017, approximately 78% of Enerplus’ marketing receivables were with companies considered investment grade.

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus’ allowance for doubtful accounts balance at December 31, 2017 was $3.5 million (December 31, 2016 - $3.3 million).

ENERPLUS 2017 FINANCIAL SUMMARY              63

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and restricted cash) and shareholders’ capital. Enerplus’ objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

At December 31, 2017, Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

15) COMMITMENTS AND CONTINGENCIES

a) Commitments

Enerplus has the following minimum annual commitments at December 31, 2017:

		Minimum Annual Commitment Each Year
($ thousands)	Total	2018	2019	2020	2021	2022	Thereafter
Senior notes(1)	$672,379	$27,656	$57,656	$102,579	$102,579	$126,464	$255,445
Transportation commitments	249,214	28,106	26,490	22,652	19,804	17,715	134,447
Processing commitments	26,317	10,143	3,506	3,174	1,519	1,519	6,456
Drilling and completions	66,096	50,948	7,574	7,574	—	—	—
Office lease commitments	74,940	11,831	10,448	10,647	10,676	10,728	20,610
Sublease recoveries	(16,790)	(3,073)	(3,247)	(3,133)	(2,971)	(1,956)	(2,410)
Net office lease commitments(4)	58,150	8,758	7,201	7,514	7,705	8,772	18,200
Total commitments(2)(3)	$1,072,156	$125,611	$102,427	$143,493	$131,607	$154,470	$414,548
(1)	Interest payments have not been included.
(2)

Crown and surface royalties, production taxes, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

(3)	US$ commitments have been converted to CDN$ using the December 31, 2017 foreign exchange rate of 1.2571.
(4)	Net office lease payments in 2017 were $9.7 million (2016 - $10.5 million, 2015 - $10.8 million).

b) Contingencies

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements.  In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

16) GEOGRAPHICAL INFORMATION

As at and for the year ended December 31, 2017 ($ thousands)	Canada	U.S.	Total
Oil and natural gas sales, net of royalties	$227,031	$693,662	$920,693
Depletion, depreciation and accretion	89,936	160,838	250,774
Property, plant and equipment	246,604	653,427	900,031
Goodwill	451,121	187,757	638,878
Income tax receivable	—	50,108	50,108

As at and for the year ended December 31, 2016 ($ thousands)	Canada	U.S.	Total
Oil and natural gas sales, net of royalties	$233,391	$489,341	$722,732
Depletion, depreciation and accretion	126,062	202,902	328,964
Property, plant and equipment	304,048	434,382	738,430
Goodwill	451,121	200,542	651,663
Income tax receivable	—	—	—

64               ENERPLUS 2017 FINANCIAL SUMMARY

As at and for the year ended December 31, 2015 ($ thousands)	Canada	U.S.	Total
Oil and natural gas sales, net of royalties	$369,559	$514,833	$884,392
Depletion, depreciation and accretion	198,641	309,538	508,179
Property, plant and equipment	435,604	750,669	1,186,273
Goodwill	451,121	206,710	657,831
Income tax receivable	—	—	—

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non‑Cash Operating Working Capital

($ thousands)	December 31, 2017	December 31, 2016	December 31, 2015
Accounts receivable	$(66,860)	$16,982	$37,064
Other current assets	(154)	2,154	(2,634)
Accounts payable	31,982	(4,061)	(47,260)
	$(35,032)	$15,075	$(12,830)

b) Changes in Other Non-Cash Working Capital

($ thousands)	December 31, 2017	December 31, 2016	December 31, 2015
Non-cash financing activities(1)	$16	$(3,791)	$(12,320)
Non-cash investing activities(2)	$1,523	$(49,472)	$(47,586)
(1)	Relates to changes in dividends payable and included in dividends on the Consolidated Statements of Cash Flows.
(2)	Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Consolidated Statements of Cash Flows.

c) Other

($ thousands)	December 31, 2017	December 31, 2016	December 31, 2015
Income taxes paid/(received)	$2,640	$(21,244)	$(22,274)
Interest paid	$38,149	$48,545	$65,498

ENERPLUS 2017 FINANCIAL SUMMARY              65